[redacted]

09040990

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-17613

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING APRIL 1, 2008 (MM/DD/YY) AND ENDING MARCH 31, 2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
L.S.Y., INC. DBA AMERICAN INVESTORS COMPANY

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
2682 BISHOP DRIVE, SUITE 123
(No. and Street)

SAN RAMON (City) CALIFORNIA (State) 94583 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
CLARENCE YEE (925) 866-2882
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
HANSEN & COMPANY, CPA'S
(Name – *if individual, state last, first, middle name*)

22320 FOOTHILL BLVD., SUITE 430 (Address) HAYWARD (City) CALIFORNIA (State) 94541 (Zip Code)

SEC Mail Processing Section
MAY 29 2009
Washington, DC
122

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, CLARENCE YEE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of L.S.Y., INC. DBA AMERICAN INVESTORS COMPANY, as of MARCH 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

____
Signature

PRESIDENT
____
Title

SEE ATTACHED CERTIFICATE
____
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement ~~of Changes in Financial Condition~~ Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors. - SEE NOTE 3 OF NOTES TO FINANCIAL STATEMENTS.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3. (*)
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3. INFORMATION NOT REQUIRED.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3. (*)
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation. NOT APPLICABLE.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report. NOT REQUIRED.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditor's Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

(*) NOT REQUIRED - SEE NOTE 2 OF NOTES TO FINANCIAL STATEMENTS.

CALIFORNIA JURAT WITH AFFIANT STATEMENT

☒ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–5 to be completed only by document signer[s], *not* Notary)

1 ~~________________________________~~
2 ~~________________________________~~
3 ~~________________________________~~
4 ~~________________________________~~
5 ~~________________________________~~
6 ~~________________________________~~

Signature of Document Signer No. 1 | Signature of Document Signer No. 2 (if any)

State of California
County of Contra Costa

Subscribed and sworn to (or affirmed) before me on this 22 (Date) day of May (Month), 2009 (Year), by
(1) Clarence Yee (Name of Signer),
proved to me on the basis of satisfactory evidence to be the person who appeared before me (.) ~~(,)~~
~~(and~~
(2) ~~__________~~ (Name of Signer),
~~proved to me on the basis of satisfactory evidence to be the person who appeared before me.)~~

Signature: Laura Wich
Signature of Notary Public

LAURA WICH
Commission # 1807812
Notary Public - California
Contra Costa County
My Comm. Expires Jul 28, 2012

Place Notary Seal Above

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Further Description of Any Attached Document

Title or Type of Document: Oath of Financial Statement Correctness

Document Date: n/a Number of Pages: 1

Signer(s) Other Than Named Above: n/a

RIGHT THUMBPRINT OF SIGNER #1
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RIGHT THUMBPRINT OF SIGNER #2
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©2007 National Notary Association • 9350 De Soto Ave., P.O. Box 2402 • Chatsworth, CA 91313-2402 • www.NationalNotary.org Item #5910 Reorder: Call Toll-Free 1-800-876-6827

L.S.Y., INC. DBA AMERICAN INVESTORS COMPANY

FINANCIAL STATEMENTS

YEAR ENDED MARCH 31, 2009

TABLE OF CONTENTS

HANSEN & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS
22320 FOOTHILL BLVD., SUITE 430
HAYWARD, CALIFORNIA 94541-2744
(510) 582-8400

INDEPENDENT AUDITOR'S REPORT

Board of Directors
L.S.Y., Inc. dba American Investors Company
San Ramon, California

We have audited the accompanying statement of financial condition of **L.S.Y., INC. DBA AMERICAN INVESTORS COMPANY,** as of March 31, 2009 and the related statements of changes in stockholders' equity, income and retained earnings, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **L.S.Y. INC., DBA AMERICAN INVESTORS COMPANY** as of March 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III and IV is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Hansen + Company

May 26, 2009

L.S.Y., INC. DBA AMERICAN INVESTORS COMPANY

STATEMENT OF FINANCIAL CONDITION

MARCH 31, 2009

LIABILITIES AND STOCKHOLDERS' EQUITY

Accounts payable		$ 9,778
Commissions payable		721,014
Accrued wages and benefits		150,912
Payroll taxes payable		12,106
Income taxes payable		29,244
Total liabilities		923,054
Stockholders' equity		
Capital stock - authorized 100,000 shares; $10 stated value; issued and outstanding 7,000 shares	$ 70,000	
Paid in surplus	475	
Retained earnings	526,538	
Total stockholders' equity		597,013
Total liabilities and stockholders' equity		$ 1,520,067

See accompanying notes.

L.S.Y., INC. DBA AMERICAN INVESTORS COMPANY

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

FOR THE YEAR ENDED MARCH 31, 2009

	Balance March 31, 2008	Net Income (Loss)	Other Additions (Deductions)	Balance March 31, 2009
Capital stock	$ 70,000	$ ---	$ ---	$ 70,000
Paid in surplus	475	---	---	475
Retained earnings	451,420	75,118	---	526,538
Total	$ 521,895	$ 75,118	$ ---	$ 597,013

See accompanying notes.

L.S.Y., INC. DBA AMERICAN INVESTORS COMPANY

STATEMENT OF INCOME AND RETAINED EARNINGS

FOR THE YEAR ENDED MARCH 31, 2009

REVENUES		
Commissions		$ 5,638,341
Fees		4,512,178
Other		46,591
Total revenues		10,197,110
OPERATING EXPENSES		
Commissions	$ 8,943,337	
Advertising	3,000	
Automobile and travel	7,545	
Depreciation	7,782	
Dues and subscriptions	3,414	
Employee benefits	79,415	
Insurance	8,098	
Miscellaneous	58	
Office salaries	559,865	
Officers' salaries	240,700	
Office supplies and postage	16,350	
Outside services	11,282	
Professional services	15,880	
Rent	97,056	
Repairs and maintenance	9,945	
Taxes, licenses and regulatory fees	70,502	
Telephone	7,021	
Total operating expenses		10,081,250
Income before income taxes		115,860
INCOME TAXES		40,742
NET INCOME		75,118
RETAINED EARNINGS		
Balance - beginning of year		451,420
Balance - end of year		$ 526,538

See accompanying notes.

L.S.Y., INC. DBA AMERICAN INVESTORS COMPANY

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED MARCH 31, 2009

CASH FLOWS FROM OPERATING ACTIVITIES	
Net Income	$ 75,118
Adjustments to reconcile net income to net cash used by operating activities:	
Depreciation	7,782
(Increase) decrease in:	
Commissions receivable	363,026
Marketable securities	6,365
Prepaid expenses	(17,086)
Other assets	(2,385)
Increase (decrease) in:	
Accounts payable	(4,725)
Commissions payable	(416,867)
Accrued wages and benefits	(388,402)
Payroll taxes payable	(19,324)
Income taxes payable	3,045
Net cash used by operating activities	(393,453)
CASH FLOWS FROM INVESTING ACTIVITIES	---
CASH FLOWS FROM FINANCING ACTIVITIES	---
NET DECREASE IN CASH AND CASH EQUIVALENTS	(393,453)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	992,748
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 599,295

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

Cash paid during the year for:

Interest	$ ---
Income taxes	$ 38,415

See accompanying notes.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Nature of Business - The Company, a California corporation, is a securities broker-dealer which, through registered representatives and the Company principals, sells investments to the general public and generates fees through investment management and advisory services. Over 54% of the Company's commission revenues were earned through customer investments in various mutual funds.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates

Fair Value of Financial Instruments - Unless otherwise indicated, the fair values of all reported assets and liabilities which represent financial instruments (none of which are held for trading purposes) approximate the carrying values of such amounts.

Accounting Method - The Company utilizes the accrual method of accounting for financial statement reporting. Under this method, revenue is recognized when earned and expenses are recognized when incurred.

Cash Equivalents - For purposes of the statement of cash flows, the Company considers all short-term instruments purchased with a maturity of three months or less to be cash equivalents.

Allowance for Doubtful Accounts - The Company considers commissions receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required. There were no commissions written off during the year.

Marketable Securities - Marketable securities are valued at market value. The resulting difference between cost and market is included in income.

Depreciation - Depreciation is computed on the straight-line method over periods of five to seven years, the useful lives of the furniture and equipment.

Advertising - The Company expenses advertising costs as incurred.

Income Tax - The Company uses an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed annually for material differences between the financial statement and tax basis of amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Deferred taxes are provided for unrealized gain on investment securities and depreciation timing differences Valuation allowances are established when necessary to reduce deferred tax liabilities to the amount due for the period plus or minus the change during the period in deferred tax assets and liabilities.

NOTE 2 - The Company is exempt from the computation for determination of reserve requirements for brokers-dealers under rule 15c3-3 because customer accounts are not maintained.

NOTE 3 - The Company has no liabilities subordinate to the claims of general creditors at March 31, 2009.

NOTE 4 - Cash and cash equivalents are represented by checking and money market accounts. As of March 31, 2009 the amount of cash balances reflected on various financial institutions' records exceeded the federally insured limits by $292,882.

NOTE 5 - The Company has contracted for errors and omissions insurance for the period March 4, 2009 through March 4, 2010 for itself and its registered representatives. The total premium for the policy period will be $133,181. As of March 31, 2009 the portion of the premium earned by the insurance provider is less than the $39,839 the Company has paid. The balance of the premium has not been included in accounts payable as the Company has the right to cancel the policy at any time and only be obligated to the insurance provider for the earned portion. The Company anticipates recovering substantially all of the premium from its registered representatives. Any excess received from the registered representatives is reflected in the financial statements as a reduction of legal and litigation expenses or as other income.

NOTE 6 - Marketable securities valued at market have a cost of $5,016 resulting in unrealized gains of $12,600, reduced by an unrealized loss of $6,365 for the year ended March 31, 2009.

NOTE 7 - No changes occurred during the year in the ownership or composition of the capital stock of the corporation.

NOTE 8 - The Company has a salary reduction simplified employee pension plan (SARSEP). At the discretion of the Company up to twenty-five percent of all employees' annual net compensation, to a maximum of $46,000, may be contributed to the plan each year. A minimum of three percent is required. Employees may contribute a portion of the maximum allowable contribution through voluntary salary reductions. The plan year ends December 31. Pension plan expense for the fiscal year ended March 31, 2009, included in employee benefits expense, was $22,912.

NOTE 9 - On March 3, 2004 the Company entered into a lease for its current premises covering the period June 1, 2004 through May 31, 2009. Monthly lease payments of $8,073 including tax and common area maintenance charges, are required. Total rent expense for the year was $97,056. The Company is currently negotiating a new lease for the same premises.

NOTE 9 - Future annual minimum payments under the lease for years ending March 31 are as follows:

YEAR	AMOUNT
2010	$ 16,146

NOTE 10 - The Company is currently undergoing a routine audit of its registered investment advisors division by the Securities Exchange Commission (SEC). The Company is currently formulating a response to the SEC's initial letter of comments.

NOTE 11 - Income tax expense represents the Company's actual tax liability for the fiscal year ended March 31, 2009 Deferred income taxes in the approximate amount of $5,800,resulting from timing differences related to depreciation and unrealized gain from marketable securities have not been recognized as a liability.

Income taxes is comprised of the following:

Federal	$ 29,874
State	10,868
	$ 40,742

HANSEN & COMPANY
Certified Public Accountants

SUPPLEMENTARY INFORMATION

L.S.Y., INC. DBA AMERICAN INVESTORS COMPANY

SCHEDULE I

COMPUTATION OF NET CAPITAL

MARCH 31, 2009

TOTAL OWNERSHIP EQUITY		$ 597,013
DEDUCT OWNERSHIP EQUITY NOT ALLOWABLE FOR NET CAPITAL		
Petty cash	$ 100	
Net commissions receivable	55,431	
Other receivables	5,418	
Prepaid expenses	43,528	
Net equipment	12,229	
Security deposit	7,242	123,948
TOTAL OWNERSHIP EQUITY QUALIFIED FOR NET CAPITAL		473,065
DEDUCTIONS		---
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITION		473,065
HAIRCUTS ON SECURITIES		
Non-marketable investments (100%)	66,600	
Marketable securities (15%)	2,642	
NFS accounts (2%)	5,460	74,702
NET CAPITAL		$ 398,363

See accompanying notes.

L.S.Y., INC. DBA AMERICAN INVESTORS COMPANY

SCHEDULE II

RECONCILIATION OF NET CAPITAL BETWEEN UNAUDITED AND AUDITED FINANCIAL STATEMENTS

MARCH 31, 2009

NET CAPITAL PER UNAUDITED FINANCIAL STATEMENTS		$ 578,769
ADJUSTMENTS		
Additional non allowable net commissions receivable		(2,776)
Additional income accruals:		
Commissions receivable		24,504
Additional expense accruals:		
Commissions payable	$(12,137)	
Accrued wages and benefits	(150,912)	
Payroll taxes payable	(9,841)	
Income tax payable	(29,244)	(202,134)
NET CAPITAL PER AUDITED FINANCIAL STATEMENTS		$ 398,363

See accompanying notes.

L.S.Y., INC. DBA AMERICAN INVESTORS COMPANY

SCHEDULE III COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

MARCH 31, 2009

MINIMUM NET CAPITAL REQUIRED		$ 61,537
MINIMUM DOLLAR NET CAPITAL REQUIREMENT OF BROKER OR DEALER		$ 5,000
NET CAPITAL REQUIREMENT		$ 61,537
EXCESS NET CAPITAL		
Net capital	$ 398,363	
Less net capital requirement	61,537	
Excess net capital		$ 336,826
EXCESS NET CAPITAL AT 1,000%		
Net capital	$ 398,363	
Less: 10% of total aggregate indebtedness	92,305	
Excess net capital at 1,000%		$ 306,058

See accompanying notes.

L.S.Y., INC. DBA AMERICAN INVESTORS COMPANY

SCHEDULE IV — COMPUTATION OF AGGREGATE INDEBTEDNESS

MARCH 31, 2009

TOTAL A-1 LIABILITIES	$ 923,054
ADJUSTMENTS	---
TOTAL AGGREGATE INDEBTEDNESS	$ 923,054
PERCENTAGE OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	232%
PERCENTAGE OF DEBT TO DEBT-EQUITY TOTAL	60.7%

See accompanying notes.

HANSEN & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS
22320 FOOTHILL BLVD., SUITE 430
HAYWARD, CALIFORNIA 94541-2744
(510) 582-8400

Board of Directors
L.S.Y., Inc. dba American Investors
San Ramon, California

In planning and performing our audit of the financial statements and supplemental schedules of L.S.Y., Inc. dba American Investors for the year ended March 31, 2009 we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.
2. Recordation of differences required by rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknessess under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of a specific internal control structure element does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at March 31, 2009, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority (FINRA), and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Hansen + Company

May 26, 2009